BARU

Hardware Retail Technology Virtual Reality Marketplace

Resize furniture in Augmented Reality before buying

HELLOBARU.COM ELYRIA OHIO



1. Shoppers should be able to buy the furniture they want, not just the furniture that they can find. 2. Mass-produced furniture made in overseas factories is good for neither our communities, its businesses, nor local employment. 3. BARU avoids tons of CO_2 emissions by making our furniture in our hometowns rather than overseas.

Tino Go CEO & Co-Founder @ BARU

Why you may want to support us...

1. We've rethought manufacturing. Consumers control machines in their region. Like Airbnb for machines.
2. Buying local helps your community and the environment. You get the furniture in under two weeks!
3. No inferior imported materials.

Why investors ❤ us

WE'VE RAISED $178,135 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Tino Go

CEO & Co-Founder

Tino has built and contributed to management teams to improve operations and profits since 1982. At one company, he oversaw growth from $12M to $25M and acquisitions to increase sales to $85M. He led teams in Europe and speaks French and Italian.



Kevin Rainbolt

CTO & Co-Founder

Kevin has been building mission-critical enterprise-level software since 2008. He currently manages a team of 20 with a $5 million operating budget. He earned a BS in Computer Science and a Masters in Information Resources Management.



Leland Thomasset

Manufacturing Engineer

Leland is a 40-year veteran of the woodworking industry. He is a recognized thought leader in the industry on how to implement CNC manufacturing in small workshops. He is an Executive Board Member of the Cabinet Makers Association.

In the news

Downloads

Wefunder Baru Deck v2.pdf

BARU's Story

Our journey started in 2014. BARU's founder, Tino, couldn't find a bookcase that perfectly fit a spot in his house. He was appalled by how difficult it was to buy a correctly-sized bookcase, of reasonable quality and price. After setting out to get one custom made, he discovered the current market was outrageously priced and took months to produce.

When he spoke to others about the shopping process, he discovered that other folks had experienced the same frustrations. Surveying online strangers resulted in the same opinions. Tino realized--shopping for furniture that fits perfectly is entirely unsatisfactory.

Tino was determined to change that shopping experience. He would make buying custom furniture as easy as clicking on Amazon.

A Robotics Revelation

Tino has a background overseeing manufacturing companies. He knew that manufacturing software and robotics had become easy to use and the machines inexpensive enough that hundreds of small cabinet and millwork manufacturers around the country had them, and knew those machines were super underused. They cut through wood like a hot knife through butter! These machines would often be done with the workshop's daily work needs in just two hours.

BARU's Challenges and BARU's AR Solution

But our team had two Challenges that we had to solve:

- Using the automated machines needed a lot of programming. The added time would slow down production. And the cost of programming for each custom product would make it too expensive.
- It was hard for shoppers to feel confident about how a piece of custom furniture would look in their homes. BARU needed to show shoppers how that furniture would look before the purchase.

BARU's Solution:

First, reinforcements were needed. Tino needed a rockstar team who could help build the foundation of the technology and the company's culture. Kevin came aboard as a software engineer, Leland brought 40 years of woodworking experience, Anurag, Yuri, Aline, and a dozen others contributed their expertise to build BARU during the early years. It was awesome!

We loved the idea that we were making a difference to make designing folks' perfect home lives easier. We cared about bringing back manufacturing and business sales to our neighbors and communities. We were enthusiastic about reducing our impact on the environment with local manufacturing instead of in far-off Asia. (BARU avoids emitting 120 lbs of greenhouse gases for every 250 lbs of furniture that isn't imported from the Far East!)

Kevin led our team to build our smartphone app: shoppers can now see in their home exactly what they're about to buy using their smartphone. We built into our app an Augmented Reality (AR) viewer. View furniture in your home through your phone.

BARU took its app one step further. BARU AR allows customers the ability to not only see the furniture in their homes but also customize the size and materials in real-time before buying. We even filed a patent application for our invention!

After 5 Years of Building

We're LIVE!

BARU was even invited to display our technology at the 2020 Consumer Electronics Show in Las Vegas! Attendees loved what they saw, and Baru was recognized by the media for its incredibly novel approach to furniture shopping.

We've built our business and are ready to make furnishings for everyone who's struggled to find the right size items for their homes.

Now we need to promote BARU and activate our fans and supporters. Help us bring more business to your community's business owners.

Buy the exact size furniture you need from the convenience of an app.
Use the BARU app if you have a specific spot in which you want to put your desk, dresser, or bookcase. No need to be looking through hundreds of products that have bad reviews or aren't exactly the size you want.
Support your community and local businesses.
Buy USA-made quality products made with environmentally-friendly materials that are safe for your family and home. No more buying low-quality imports that arrive at your home damaged or with missing parts. No more hassles puzzling together products with instructions written in a foreign language.
Stop overpaying for inferior products.
A large portion of furniture cost goes to overhead and long-distance shipping, not materials. Get better quality materials for competitive prices. Reduce your carbon footprint without compromising your home's design and aesthetic taste.

Own part of our revolutionary company that also is changing the world for the better!

Investor Q&A

− COLLAPSE ALL

What does your company do?

We've redesigned the manufacturing supply chain. We're starting with the furniture industry. Customers personalize furniture with our augmented reality app. It's delivered in the following week. The product specifications are translated into the instructions for manufacturing robotics. Woodworking workshops throughout the United States underuse their machines. BARU buys time on those idle machines to produce custom products affordably and quickly.

Where will your company be in 5 years?

BARU has the opportunity to be selling $1 billion of furniture in 5 years. We plan to have 200 workshops in our network in the largest 60 metropolitan areas in the US and Europe. Over 250 million shoppers live in those regions. With just four hours of machine time working for BARU, the 200 workshops will be able to make over $1 billion of custom furniture.

Why did you choose this idea?

1. Shoppers should be able to buy the furniture they want, not just the furniture that they can find. 2. Mass-produced furniture made in overseas factories is good for neither our communities, its businesses, nor local employment. 3. BARU avoids tons of CO_2 emissions by making our furniture in our hometowns rather than overseas.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

There are four reasons why BARU's time has come:
1. Shoppers have become accustomed to and want fast purchasing convenience. But it's often difficult to find furniture in the size needed. BARU makes buying custom furniture easy and affordable.

2. Software-driven manufacturing automation is underused in wood workshops throughout the United States. BARU rents that excess capacity.

3. Using Augmented Reality as a tool to control manufacturing is now feasible. And BARU believes that product customization is one of the most powerful uses of AR technology. We've built our technology.

4. Global warming can be slowed by avoiding long-distance shipping. Tons of CO_2 emissions are avoided by manufacturing in customers' hometowns.

How far along are you? What's your biggest obstacle?

BARU has launched its app and is ready to ship furniture. We can manufacture and deliver furniture throughout the United States and Canada by partnering with local workshops.

Our small marketing budget is our biggest impediment letting shoppers know that they can buy affordable custom furniture easily that is quickly delivered.

With increased sales, BARU will develop a larger catalog and a broader variety of products and styles.

Who competes with you? What do you understand that they don't?

Every other furniture retailer competes with BARU. However, they are mostly reliant on long supply chains with centralized mass-production manufacturing sites that produce high volumes of standardized products. They will rarely produce a customized product for a buyer, and if they do accept custom orders, they are slow to deliver and very costly.

BARU is the first to put an easy-to-use and economical customer interface on local manufacturing capacity for fast and affordable custom goods.

Despite its competitive prices, because BARU avoids inventory and complex logistics costs, we can use higher-grade materials and offer more choices than most retailers.

How will you make money?

BARU sells furniture that it quickly makes after each customer purchases from us.

The company earns higher profits from its innovative business model than most retailers of mass-produced furniture.

By not producing large quantities of mass-produced inventory, BARU avoids the high costs of inventory management and distribution.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. If we can't find the right marketing message that resonates with customers we will underperform or fail.

2. If we cannot iterate and respond to market information faster than competitors, we may be overtaken by a competitor. That might cause the development of our marketplace and platform's economic network effects to fail or be weak.

3. If the COVID-19-induced economic recession is prolonged and consumers choose to not buy furniture or only buy the furniture at prices at which we cannot compete, we will likely fail.

How can BARU's technology and operating process be used for other products?

We can use the 3D visualization of custom products and apply it to other products that can be produced with other types of manufacturing automation. The 3D visualization would be translated into the appropriate software instructions for the intended manufacturing automation.

The technology can be used for products beyond wood furniture. 3D printing of plastics, metals, and other materials is an example. Product examples may include automotive body panels, jewelry, sculptural home products, and replacement parts.